

May 1, 2013

Via E-mail
Mr. Randall H. Brown
Chief Financial Officer
Education Realty Trust, Inc.
999 South Shady Grove Road, Suite 600
Memphis, TN 38120

> **Re: Education Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-32417**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Outlook

Rents and Occupancy, page 38

1. Please define how you determine which communities are same-communities for comparative disclosure of same-community occupancy levels and revenue per available bed. In your response, please let us know your policies related to including developed and acquired communities into the same-community pool and the various reasons and

policies for removing a community from the pool. Confirm that you will provide similar disclosure in your future filings.

Financial Statements

Consolidated Statements of Operations, pages 65

2. We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

4 – Acquisition and development of real estate investments, pages 80

3. Please tell us and disclose in future filings, how the purchase price of each of your acquisitions reconciles to the allocation of that purchase price to the net assets and liabilities acquired.

8. Investments in unconsolidated entities, page 89

4. We note that you have recorded liabilities related to investments in unconsolidated entities where distributions exceeded contributions and equity in earnings. Please generally describe your basis for recording such liabilities under Section 970-323-35 of the Accounting Standards Codification.

10. Debt

Mortgage and construction debt, page 92

5. We note your disclosure on page 20 which indicates that approximately 43% of your debt is variable rate debt. Please revise your disclosure within your table to indicate which loans have a variable rate. In addition, please disclose the assumption used in stating the interest rates presented. Lastly, please make similar changes to your disclosures within your MD&A.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief